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Filing pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934
Filer: Boise Cascade Corporation
Subject Company: OfficeMax, Inc.
Exchange Act File Number of Subject Company: 1-13380

EMPLOYEE MEETING MATERIALS

Q&A—"MEETING IN A BOX" KIT

I.
Questions About the Transaction

1.
Exactly what has Boise announced?

  Boise announced that it has reached a definitive agreement to acquire OfficeMax for approximately $1.154 billion, or $9.00 per fully diluted share. This transaction has been approved by the boards of both companies and is subject to approval by regulatory authorities and shareholders. In addition, Boise announced that it will evaluate strategic alternatives for its paper and building products businesses.

2.
Why did Boise decide to announce this acquisition and its decision to evaluate strategic alternatives for its other businesses at the same time? Why not simply expand its office products business without changing its other business operations?

  The size and impact of this transaction offer Boise the potential opportunity to enhance shareholder value by actively evaluating strategic alternatives for our Boise Paper Solutions and Boise Building Solutions businesses. To ensure that this review will be comprehensive, we will consider all alternatives, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations.

II.
Questions About Impact on Boise Office Solutions and the Industry

3.
What does this deal mean to the office products industry?

  The transaction will more than double the size of Boise Office Solutions, allowing us to better serve all customer segments through all office products distribution channels. The combined sales of OfficeMax and Boise Office Solutions in 2002 were $8.3 billion. Staples and Office Depot sales the same year were $11.6 billion and $11.4 billion, respectively.

4.
What does Boise know about the retail business?

  OfficeMax obviously brings a strong position in the retail channel to the combination. In addition, Boise has historic strength and experience in the retail business. Currently, Boise's office products business has over 100 retail stores in Hawaii, Canada, Australia, and New Zealand. Our success in office products distribution has required a deep understanding of the products, trends, and needs of the retail office products industry and its customers as well as small business and contract customers. This understanding, Boise's reputation for unparalleled customer service, and our use of leading-edge technology bring tremendous strengths to this new relationship.

5.
How will this acquisition contribute to increased efficiencies and profitability at Boise?

  Boise expects the transaction to contribute 15 cents to 30 cents to earnings per share in 2004, before integration costs, and that the contribution will increase in subsequent years. Including integration costs, the impact of the transaction on earnings should be neutral in 2004.

  This acquisition will combine Boise Office Solutions' exceptional strength in the contract customer segment with OfficeMax's proven retail expertise and strong brand. This, in turn, will significantly strengthen our competitive position.

  While the process of identifying and realizing efficiencies will continue for some time, we anticipate that synergy benefits will reach $160 million when fully implemented. These will come from purchasing leverage due to increased scale, logistics, marketing, paper sales, and administration.

6.
What synergies does Boise expect to achieve as a result of this acquisition? What is the type and dollar value of these expected savings, and how long will it take to realize them?

  While the process of identifying and realizing efficiencies will continue for some time after the transaction closes, expected synergies will come from purchasing leverage due to increased scale, logistics, marketing, paper sales, and administration. We anticipate that synergy benefits will reach $160 million when fully implemented.

  However, it's important to remember that this combination also creates a platform for growth, particularly in the small business segment, and is not focused on cost savings alone. We are joining forces with OfficeMax to seize a unique growth opportunity for our distribution business and strengthen our competitive position.

7.
What strengths and attributes of OfficeMax is Boise hoping to leverage? Why OfficeMax and not a different company?

  We believe OfficeMax is the right partner. Boise chose OfficeMax because of its core competencies and synergies with Boise's own operations. This acquisition will combine Boise Office Solutions' exceptional strength in the contract customer segment with OfficeMax's proven retail expertise and strong brand. OfficeMax's nearly 1,000 superstores, along with its direct mail and consumer E-commerce capabilities, will help the combined entities form a powerful industry presence with a true competitive advantage.

8.
Will the division continue to be called Boise Office Solutions? Will OfficeMax's corporate identity be retained, or will it be completely converted to the BOS corporate identity?

  We have not yet determined what the name or brand positioning of the newly expanded business will be. We expect to announce more details about these plans after closing. In the meantime, Boise's office products distribution business will continue to do business as Boise Office Solutions.

9.
In what new regions or countries will Boise operate as a result of this acquisition?

  OfficeMax operates retail stores in Puerto Rico and the U.S. Virgin Islands. Boise does not currently have operations in these regions. Boise operates two locations in Mexico, where OfficeMax operates 30 stores through a majority-owned subsidiary. In addition, OfficeMax has recently launched an E-commerce site in Canada, where Boise has a strong position through its subsidiary, Grand & Toy.

10.
Will the names or identities of BOS's other subsidiaries—Grand and Toy, Boise Workspace, Reliable—change as a result of this acquisition?

  We have not yet determined whether or how the names and brand identities of our subsidiaries will be managed following completion of the acquisition. We expect to announce more details about these plans after closing.

11.
Who will manage the combined Boise Office Solutions/OfficeMax business? Will OfficeMax's current executives and managers stay on after the acquisition?

  We have not yet determined the long-term management structure of our office products distribution business following the addition of OfficeMax. We will make announcements about the business's management after closing. Until then, the Boise Office Solutions and OfficeMax management structures will remain the same. We are impressed with the management strengths of OfficeMax and believe our business will benefit from combining two strong management teams.

12.
Will the two companies' E-commerce sites be integrated?

  We haven't made a decision about that yet.

13.
Will Boise Office Solutions and OfficeMax consolidate their headquarters? Where will the new entity be located?

  We have not yet determined the locations in which the business will be headquartered or will operate following the addition of OfficeMax. We expect to make these announcements after closing. Until then, Boise Office Solutions locations will remain unchanged.

14.
How does Boise plan to manage OfficeMax's operations, including its retail stores?

  We have not yet made final decisions about the management of OfficeMax operations. We expect to make announcements about the business's management after the transaction closes. Until then, the stores will continue to be managed by OfficeMax.

15.
Boise recently launched a new corporate brand. Will the new organization continue to reflect the Boise brand? Will OfficeMax's brand(s) be retained?

  OfficeMax obviously has a strong and valuable retail brand. However, we have not yet determined how the brands of both organizations will be managed following completion of the acquisition. We expect to announce more details about these plans after closing.

III.
Associate Questions—Boise Office Solutions (may also be applicable to other employees)

16.
Until the newly expanded business's management is announced, who will manage existing groups and departments? Where do associates go for management assistance?

  Unless specifically advised otherwise, associates should continue to fulfill their current job responsibilities and go to their current supervisors for help and information.

17.
Will pay and benefits structures be rationalized? When will associates know what's changing?

  We will review the respective benefit and salary structures of the two organizations over the next few months. We will communicate with associates fully and promptly when any decisions are made.

18.
Does Boise Office Solutions plan to cut positions as a result of this acquisition? If so, how many and by when?

  We have not yet determined how specific positions within Boise Office Solutions or OfficeMax will be affected by this combination. Over the next several months, we will assess the new organization's existing resources and determine the structure necessary to best accomplish our goals. We expect to announce many of these organizational decisions after closing. We realize that this creates a great deal of uncertainty for our associates, and we will communicate with them as fully and promptly as possible about our future organizational structure.

19.
How can BOS associates or other Boise employees find out about or apply for new opportunities in this newly expanded division?

  Before new job opportunities can be identified and posted, we must assess the existing structure and determine what new structure is needed to accomplish our objectives. We anticipate this will take at least several months.

20.
What can associates do to help ensure the success of this acquisition?

  Continue to do your job in the very best manner you can. Work safely, focus on quality and on our customers, and try to avoid becoming distracted. We can all best contribute to the success of this new undertaking by striving to deliver the strongest results we can.

IV.
Other Employee Questions—Boise Paper Solutions, Boise Building Solutions

21.
Does Boise plan to cut positions in its other businesses? If so, how many and by when?

  We have not yet determined how specific positions within Boise Paper Solutions and Boise Building Solutions will be affected, if at all, by this combination. Over the next several months, we will assess the organization's existing resources and determine the structure necessary to best accomplish our goals. We expect to announce any organizational decisions after closing, and we will communicate with our employees as fully and promptly as possible about our future organizational structure.

22.
Will pay and benefits structures be rationalized? When will employees know what's changing?

  We will review the respective benefit and salary structures of all the businesses over the next few months. We will communicate with employees fully and promptly when any decisions are made.

V.
Questions About Boise's Corporate Structure and Strategic Alternatives

23.
The announcement mentions that the company will evaluate "strategic alternatives" for its other businesses. Is my site/business/facility on the block?

  Given the size and impact of this transaction, it is only reasonable to expect that we would review the strategic direction of Boise as a whole. To ensure that this review will be comprehensive, we will consider all alternatives, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations.

  We will not undertake this evaluation of strategic alternatives until after the transaction closes. Legal and regulatory requirements also limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction.

  We realize that this creates a great deal of uncertainty for our employees, and we are committed to communicating with you fully and promptly as decisions are made.

  In the meantime, we ask that you continue to do your job in the very best manner you can. Work safely, focus on quality and on our customers, and try to avoid becoming distracted. We can all best contribute to the success of this new undertaking by striving to deliver the strongest results we can.

24.
What do you mean by strategic alternatives? What are some of the alternatives being considered?

  The strategic alternatives that may be considered range from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations.

  We will not undertake this evaluation of strategic alternatives until after the transaction closes. Legal and regulatory requirements also limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction.

25.
When will we know what these strategic alternatives are? How long will we have uncertainty about the future of our site or business?

  Legal and regulatory requirements limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction.

  We realize that this creates a great deal of uncertainty for our employees, and we are committed to communicating with you fully and promptly as these decisions are made.

26.
Why did Boise decide to seek strategic alternatives for its other businesses at the same time it announced this office products acquisition? Can't the company continue to operate its paper and building products businesses while expanding its office products business?

  Given the size and impact of this transaction, it is only reasonable to expect that we would review the strategic direction of Boise as a whole. To ensure that this review will be comprehensive, we will consider all alternatives, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations.

  We will not undertake this evaluation of strategic alternatives until after the transaction closes. Legal and regulatory requirements also limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction.

27.
Are any related transactions underway now?

  Legal and regulatory requirements limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction.

28.
What will the company look like after this transaction is complete and the strategic alternatives are identified and implemented? How will this structure result in greater shareholder value than the old structure?

  Boise's office products business will be greatly enhanced by combining our strengths in the contract customer segment with OfficeMax's proven retail expertise. The transaction will more than double the size of Boise Office Solutions. We will be better able to serve all customer segments across all distribution channels. In addition, we will take advantage of business synergies to improve our competitive position.

  Overall, Boise's annual sales would grow from $7.4 billion in 2002 to more than $12 billion following the transaction. More than 80% of these sales would come from office products and building materials distribution, versus about 66% in 2002.

  We will consider all alternatives, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations. These decisions, which have not yet been reached, will also help determine the company's future organization and structure.

29.
How long will it take to integrate the businesses?

  Full integration of both entities' operations will take 12 to 18 months. The integration process cannot begin until regulatory and legal approvals have been gained, and the transaction has closed. However, we expect to see some beneficial results from the integration within the first few months of joint operation following closing.

30.
Has the company already appointed a transition team to manage the integration effort? Who serves on the team?

  To the extent permitted by regulatory authorities and good business practice, we expect to form several transition teams comprised of employees from both organizations. These teams will work to identify and plan for integrative opportunities to be executed after the transaction closes.

31.
Describe the transition plan and organizational structure for the company after the merger.

  Legal and regulatory requirements limit our ability to develop detailed transition plans and a post-transaction organizational structure. We will work to make the transition as smooth as possible, and we expect to make additional announcements about organizational structure after the closing.

32.
Is BOS now the primary BCC company, with the Boise, Idaho, location being a branch operation?

  No. Boise Cascade Corporation continues to be headquartered in Boise, Idaho, along with two of its business divisions—Boise Building Solutions and Boise Paper Solutions. The company's office products business—Boise Office Solutions—is currently headquartered in Itasca, Illinois.

33.
Will the BCC headquarters be moved from Boise to Itasca? When might this happen?

  No. Boise Cascade Corporation continues to be headquartered in Boise, Idaho, along with two of its business divisions—Boise Building Solutions and Boise Paper Solutions. The company's office products business—Boise Office Solutions—is headquartered in Itasca, Illinois. No decisions have been made about the long-term location of the Boise Office Solutions headquarters following the acquisition of OfficeMax. We expect to make additional announcements about organizational structure and locations after closing.

34.
As part of its strategic review, how likely is it that Boise will shut down commodity manufacturing capacity, either in paper or in building products?

  We will examine a number of strategic options for our businesses, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations. Due to legal and regulatory requirements, we cannot comment more specifically on what these options might be.

35.
What led the company to finally consider breaking up its operations?

  We have not decided to break up our operations. However, given the size and impact of this transaction, it is only reasonable to expect that we would review the strategic direction of Boise as a whole. To ensure that this review will be comprehensive, we will consider all alternatives, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations.

  We will not undertake this evaluation of strategic alternatives until after the transaction closes. Legal and regulatory requirements also limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction.

36.
Will Boise sell businesses, pieces of businesses, locations? For example, would the company sell just one of its building materials distribution centers?

  We will examine a number of strategic options for our businesses, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations. Due to legal and regulatory requirements, we cannot comment more specifically on what those options might be.

37.
Will the company consider a spinoff to shareholders of one or more of its businesses?

  We will examine a number of strategic options for our businesses. Due to legal and regulatory requirements, we cannot comment more specifically on what those options might be.

38.
Will Boise sell its timberlands, all or in part?

  We will examine a number of strategic options over the next several months. Due to legal and regulatory requirements, we cannot comment more specifically on what those options might be.

39.
If the company puts assets up for sale, what happens if willing buyers don't step forward, as occurred with Boise's DeRidder, Louisiana, operation a few years ago? Would Boise lower the asking price of its assets or consider other alternatives?

  Due to legal and regulatory requirements, we cannot comment on our long-term plans for our operations.

40.
Does Boise intend to stay in the paper, building products manufacturing, and building materials distribution businesses?

  We will examine a number of strategic options for our businesses, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations. Due to legal and regulatory requirements, we cannot comment more specifically on what those options might be.

41.
Boise management has often touted the advantages of integrating BOS and office papers. Does that mean, therefore, that Boise is likely to keep its uncoated free sheet paper mills?

  We will examine a number of strategic options for our businesses, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations. Due to legal and regulatory requirements, we cannot comment more specifically on what those options might be.

42.
Are all of Boise's other businesses, sites, and timberlands being considered for divestiture or some other strategic alternative?

  We will examine a number of strategic options for our businesses, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations. Due to legal and regulatory requirements, we cannot comment more specifically on what those options might be.

VI.
General Questions

43.
How does this transaction fit into Boise's overall corporate strategy?

  Growing our distribution businesses has been a part of Boise's long-term strategy for many years. This potential acquisition would be a major step in fulfilling that strategy. The company's annual sales would go from $7.4 billion in 2002 to more than $12 billion following the transaction, with more than 80% of those sales coming from Boise's distribution businesses. In addition, OfficeMax would become an additional significant distributor of Boise's office papers.

Fact Sheet—Boise

        Boise is a major distributor of office products and building materials and an integrated manufacturer of paper and wood products. The company owns or controls approximately 2.4 million acres of timberland, primarily in the United States. Boise delivers office, building, and paper solutions that help our customers to manage productive offices and construct well-built homes—two of the most important activities in our society. Boise's 24,000 employees help people work more efficiently, build more effectively, and create new ways to meet business challenges. Boise also provides constructive solutions for environmental conservation by managing natural resources for the benefit of future generations.

Quick Facts

  •
  Headquarters: Boise, Idaho

  •
  Established: 1957

  •
  Chairman and CEO: George J. Harad

  •
  Employees: 24,000

  •
  2002 sales: $7.4 billion

  •
  2002 net income: $11.3 million

  •
  NYSE: BCC

  •
  Fortune 500 ranking: 254

  •
  Website: www.bc.com

Boise's Businesses

Boise Office Solutions

  •
  Headquarters: Itasca, Illinois

  •
  A wholly owned subsidiary of Boise, Boise Office Solutions is a business-to-business distributor of office supplies and paper, technology products, and office furniture to customers ranging in size from small organizations to multinational corporations.

  •
  2002 sales: $3.5 billion

  •
  63 distribution centers, 2 outbound sales centers, 4 customer service centers, and over 100 retail stores in the United States, Canada, Mexico, Australia, and New Zealand

  •
  Sells approximately 74% of the office papers manufactured by Boise Paper Solutions

Boise Paper Solutions

  •
  Headquarters: Boise, Idaho

  •
  Boise Paper Solutions manufactures office, printing, forms, and converting papers; newsprint; containerboard; market pulp; and conventional and custom-designed corrugated containers.

  •
  2002 sales: $1.9 billion

  •
  5 pulp and paper mills, 2 paper converting facilities, 6 paper distribution centers, and 5 corrugated container plants in the United States

Boise Building Solutions

  •
  Headquarters: Boise, Idaho

  •
  Boise Building Solutions manufactures structural panels (plywood and oriented strand board); lumber; particleboard; and engineered wood products (laminated veneer lumber, wood I-joists, and laminated beams) and distributes a broad line of building materials on a wholesale basis to retail lumber dealers, home centers specializing in the do-it-yourself market, and industrial customers.

  •
  2002 sales: $1.7 billion

  •
  25 manufacturing facilities in the United States, Canada, and Brazil; 28 building materials distribution facilities in the United States

2002 Financial Highlights

Sales	$7.412 billion
Net income	$11.3 million
Net loss per basic and diluted common share	$(.03)
Shareholder's equity per common share	$21.59
Capital expenditures	$266 million
Number of common shareholders	14,360
Number of common shares outstanding	58,283,719

Fact Sheet—OfficeMax

        OfficeMax serves its customers through nearly 1,000 superstores, E-commerce websites, and direct-mail catalogs. The company has operations in the United States, Canada, Puerto Rico, the U.S. Virgin Islands, and Mexico. In addition to offering office products, business machines, and related items, OfficeMax superstores feature CopyMax and FurnitureMax, store-within-a-store modules devoted exclusively to print-for-pay services and office furniture. The company also reaches customers in the United States with an offering of over 40,000 items through its award-winning E-commerce site, OfficeMax.com, its direct-mail catalogs, and its outside sales force, all of which are serviced by its three PowerMax distribution facilities, 17 delivery centers, and two national customer call and contact centers.

Quick Facts

  •
  Headquarters: Cleveland, Ohio

  •
  Established: 1988

  •
  Chairman and CEO: Michael Feuer

  •
  Employees: 30,600

  •
  Fiscal year 2002 sales: $4.8 billion

  •
  Fiscal Year 2002 net income: $73.7 million

  •
  NYSE: OMX

  •
  Fortune 500 ranking: 346

  •
  Website: www.officemax.com

OfficeMax's Business

Domestic Segment

  •
  High-volume office products superstores in the United States, Puerto Rico, and the U.S. Virgin Islands sell office products, business machines, and related items and feature CopyMax® and FurnitureMax® in-store modules devoted exclusively to print-for-pay services and office furniture. OfficeMax also reaches customers with an offering of over 40,000 items through its award-winning E-commerce site, its direct-mail catalogs, and its outside sales force.

  •
  Fiscal Year 2002 sales: $4.6 billion

  •
  938 superstores in the United States, Puerto Rico, and the U.S. Virgin Islands, 3 PowerMax distribution facilities, 17 delivery centers, 2 national customer call and contact centers, and a small number of smaller-footprint stores called OfficeMax PDQ, which feature the CopyMax print-for-pay offering and a narrower offering of office supplies, furniture, and technology products

International Segment

  •
  OfficeMax de Mexico, a majority-owned subsidiary, sells office products, business machines, and related items through superstores that also feature CopyMax print-for-pay services. OfficeMax de Mexico also reaches customers through an E-commerce site, a catalog business, and a direct sales force.

  •
  2002 sales: $153 million

  •
  30 superstores throughout Mexico and a call and delivery center in Mexico City

Fiscal Year 2002 Financial Highlights

Sales	$4.776 billion
Net income	$73.7 million
Net income per basic common share	$.60
Net income per diluted common share	$.59
Shareholder's equity per common share	$6.28
Capital expenditures	$49 million
Number of common shareholders	3,704
Number of common shares outstanding	124,233,000

        The OfficeMax fiscal year ended January 25, 2003.

Employee Talking Points

  •
  Boise recently announced that the company has entered into a definitive agreement to acquire OfficeMax in a cash and stock transaction valued at $9.00 per diluted share, or a total of $1.154 billion. We expect to complete the transaction in 4Q 2003.

  •
  Boise also announced that given the size and impact of the OfficeMax acquisition, the company plans to conduct a review of the strategic direction of Boise as a whole.

  •
  OfficeMax serves its customers through nearly 1,000 superstores, E-commerce websites, and direct-mail catalogs. The company employs 30,600 in operations in the United States, Canada, Puerto Rico, the U.S. Virgin Islands, and Mexico. OfficeMax had sales of $4.8 billion in its fiscal year 2002.

  •
  Boise believes that combining OfficeMax's proven retail expertise and powerful brand with Boise Office Solutions' strength in the contract customer segment will strengthen our office products business and competitive position.

  •
  This combination will make Boise better able to deliver compelling value to office products customers through all distribution channels and across all segments of the market.

  •
  It represents a major step forward in implementing the company's long-stated strategy to grow our distribution businesses. In short, it is the right transaction at the right time with the right partner.

  •
  Boise expects over time to achieve annual synergies of $160 million when fully implemented as a result of increased leverage in purchasing due to scale efficiencies in logistics, marketing, paper sales, and administration.

  •
  Over the next several months, company management will determine the organizational structure best suited to the combined office products business, as well as the locations of its headquarters and operations.

  •
  The company expects to announce those decisions, as well as its other plans for managing the business, once the transaction closes. Until then, Boise Office Solutions and OfficeMax locations will continue to serve their respective customers as they always have.

  •
  Turning to the other aspect of this announcement, Boise has announced that the company will actively evaluate strategic alternatives for its paper and building products businesses.

  •
  Once the acquisition is completed, Boise will conduct a thorough evaluation and consider alternatives ranging from no change in our business mix to potential restructurings, divestitures, spinoffs, and/or other business combinations.

  •
  This process is expected to take 12 to 18 months following closing. I want to emphasize that no decisions have been made, and it would be unproductive to speculate about the results of this review. In fact, legal and regulatory requirements limit our ability to discuss this process in further detail until after the OfficeMax transaction is completed.

  •
  Boise is communicating about this announcement through several means:

    —An e-mail announcement was sent to employees containing the press release and a note from George Harad.

    —This announcement was posted on Boise's Internet and Intranet sites, as well as the Boise Office Solutions intranet site. A "Q&A Drop Box" was also posted on the Intranet sites. Employees can submit questions here—anonymously, if they wish—and we will regularly publish answers containing as much information as we are able to share.

    —A personal letter to each associate and employee is being mailed to homes (international employees will receive this letter through their sites). A similar letter is being mailed to retirees.

    —Ongoing employee meetings are being held. Please plan to attend these meetings at your sites.

    —An ongoing electronic newsletter will contain updates about the transaction and answers to questions submitted to the Q&A Drop Box.

  •
  Boise's management understands that these circumstances may create uncertainty for you, and they are committed to communicating fully and promptly as decisions are made. All of Boise's businesses are solid performers, and while the coming year may bring organizational change, any decisions will be driven by the desire to bring these businesses to an even higher level of performance.

  •
  In the meantime, I ask that you continue to work safely, focus on quality, and serve our customers. We can best contribute to our success within each of our jobs and as a company by striving to deliver the strongest possible results.

  •
  If you have any questions, please raise them with your supervisor or submit them to the Boise Employee Q&A Drop Box on BoiseNet and the BOS IntraOffice intranet. Answers will be posted regularly on the websites. We will also be holding periodic employee meetings where you will be able to ask questions, and I encourage you to participate in those sessions.

  •
  Management will keep you informed about developments as we move forward. As always, thank you for your continued support.

DROP BOX Q AND A [Internal Intranet Site]

Please note:  Boise management is committed to answering your questions as thoroughly as possible. However, legal and regulatory requirements limit what information can be shared until after the OfficeMax acquisition has been completed. In addition, many decisions have not been made yet. Following are a few basic questions and answers that provide general information. More will be added regularly.

1.
Exactly what has Boise announced? posted 7/14/03

  Boise announced that it has reached a definitive agreement to acquire OfficeMax for approximately $1.154 billion, or $9.00 per fully diluted share. This transaction has been approved by the boards of both companies and is subject to approval by regulatory authorities and shareholders. Boise expects to close the transaction in 4Q 2003. In addition, Boise announced that it will evaluate strategic alternatives for its paper and building products businesses.

2.
Why did Boise decide to announce this acquisition and its decision to evaluate strategic alternatives for its other businesses at the same time? Why not simply expand its office products business without changing its other business operations? posted 7/14/03

  The size and impact of this transaction offer Boise the potential opportunity to enhance shareholder value by actively evaluating strategic alternatives for our Boise Paper Solutions and Boise Building Solutions businesses. To ensure that this review will be comprehensive, we will consider all alternatives, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations.

3.
What does this deal mean to the office products industry? posted 7/14/03

  The transaction will more than double the size of Boise Office Solutions, allowing us to better serve all customer segments through all office products distribution channels. The combined sales of OfficeMax and Boise Office Solutions in 2002 were $8.3 billion. Staples and Office Depot sales the same year were $11.6 billion and $11.4 billion, respectively.

4.
Will the division continue to be called Boise Office Solutions? Will OfficeMax's corporate identity be retained, or will it be completely converted to the BOS corporate identity? posted 7/14/03

  We have not yet determined what the name or brand positioning of the newly expanded business will be. We expect to announce more details about these plans after closing. In the meantime, Boise's office products distribution business will continue to do business as Boise Office Solutions.

5.
Who will manage the combined Boise Office Solutions/OfficeMax business? Will OfficeMax's current executives and managers stay on after the acquisition? posted 7/14/03

  We have not yet determined the long-term management structure of our office products distribution business following the addition of OfficeMax. We will make announcements about the business's management after closing. Until then, the Boise Office Solutions and OfficeMax management structures will remain the same. We are impressed with the management strengths of OfficeMax and believe our business will benefit from combining two strong management teams.

6.
The announcement mentions that the company will evaluate "strategic alternatives" for its other businesses. What do you mean by strategic alternatives? What are some of the alternatives being considered? posted 7/14/03

  Given the size and impact of this transaction, it is only reasonable to expect that we would review the strategic direction of Boise as a whole. To ensure that this review will be comprehensive, we will consider all alternatives, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations.

  The strategic alternatives that may be considered range from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations.

  We will not undertake this evaluation of strategic alternatives until after the transaction closes. Legal and regulatory requirements also limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction.

  We realize that this creates a great deal of uncertainty for our employees, and we are committed to communicating with you fully and promptly as decisions are made.

  In the meantime, we ask that you continue to do your job in the very best manner you can. Work safely, focus on quality and on our customers, and try to avoid becoming distracted. We can all best contribute to the success of this new undertaking by striving to deliver the strongest results we can.

7.
When will we know what these strategic alternatives are? How long will we have uncertainty about the future of our site or business? posted 7/14/03

  Legal and regulatory requirements limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction.

  We realize that this creates a great deal of uncertainty for our employees, and we are committed to communicating with you fully and promptly as these decisions are made.

Additional Information About This Transaction

        Boise and OfficeMax will file a joint proxy statement/prospectus and other documents regarding this transaction with the Securities and Exchange Commission. Boise and OfficeMax will mail the joint proxy statement/prospectus to their respective security holders. These documents will contain important information about this transaction, and we urge you to read these documents when they become available.

        You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents free from Boise at investor@bc.com, by contacting Boise's Corporate Communications Department at (208) 384-7990, or by contacting Michael Weisbarth at OfficeMax at (216) 471-6698.

Participants in This Transaction

        Boise and OfficeMax and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Boise and OfficeMax and information about other persons who may be deemed participants in this transaction will be included in the joint proxy statement/prospectus. You can find information about Boise's executive officers and directors in Boise's proxy statement (DEF14A) filed with the SEC on March 10, 2003. You can find information about OfficeMax's officers and directors in their proxy statement (DEF14A) filed with the SEC on May 1, 2003. You can obtain free copies of these documents from the SEC, Boise, or OfficeMax using the contact information above.

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EMPLOYEE MEETING MATERIALS
Fact Sheet—Boise
Fact Sheet—OfficeMax
Employee Talking Points